

Mail Stop 4628

November 14, 2016

Michael J. Rugen
Chief Executive Officer
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111

> **Re:** **Tengasco, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2016**
> **As Amended October 21, 2016**
> **File No. 333-214149**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 1-15555**

Dear Mr. Rugen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please include in your next amendment the information which Securities Act Rule 430A does not permit you to omit. For example, you omit the expiration date of the offering and the approximate number of shares you expect to have outstanding following the offering.

Incorporation By Reference, page 1

2.   You suggest that you are incorporating by reference filings which Item 12(a) of Form S-1 requires you to specifically incorporate by reference, such as the DEF14A you filed after filing the Form S-1 registration statement. Either provide in the Form S-1 all the requisite information from Items 3 through 11 of Form S-1, or revise to comply with Item 12, which does not provide for incorporation by reference of filings made in the period after the filing of your Form S-1 registration statement but prior to its effectiveness.

Material U.S. Federal Income Tax Consequences, page 29

Tax Consequences to U.S. Holders, page 31

3.   We note your statements that you believe the "receipt of subscription rights should be treated as a non-taxable distribution for U.S. federal income tax purposes" and that you believe "the receipt of subscription rights should generally not be taxable." If you retain these statements, they should be supported by an opinion that has been rendered by counsel or an independent public or certified public accountant. See Item 601(b)(8) of Regulation S-K. See also Sections III.A.1, III.A.2, and III.C.2 of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm.

Opinion of Counsel, Exhibit 5.1

4.   Please obtain and file a dated legality opinion. See Items 601(b)(5) and 601(b)(23) of Regulation S-K. In addition, please explain why the opinion provides the company's mailing address but not its name in the letterhead. We note that Mr. Sorensen is identified as a named executive officer in the recently filed DEF14A. Although he currently refers to himself as your "special counsel," in the new or revised opinion please clarify that he also is your "General Counsel" (see page 37 of the Form S-1) and serves in three separate capacities (see page 18 of the recently filed DEF14A).

Exhibit 23.1

5.   Please obtain and file a revised consent from LaRoche Petroleum Consultants, Ltd. which includes the date. See Item 601(b)(23) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments on your Form 10-K within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

<u>General</u>

6.   We note your website www.tengasco.com contains links to various press releases of your quarterly results and that you have not reported this information on Form 8-K. Please comply with the requirements of Item 2.02 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3284 or, in his absence, Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel at 202-551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources